UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 11)

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 11 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Skullcandy, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016 (as may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $6.10 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated August 3, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Amended Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 6, 2016, as amended. The Offer to Purchase and the Amended Form of Letter of Transmittal are filed as Exhibits (a)(1)(F) and (a)(1)(G), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2.	Identity and Background of Filing Person

1.	Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the first paragraph of the subsection entitled “Tender Offer:”

“On August 24, 2016, Parent and Purchaser filed a final amendment to the Schedule TO withdrawing the Offer in connection with the termination of the Merger Agreement. No Company Shares were purchased by Purchaser in the Offer.”

* * *

2.	Item 2 of the Statement is hereby amended and supplemented by inserting the following paragraph after the second paragraph of the subsection entitled “Tender Offer:”

“On August 23, 2016, the Company delivered to Parent a written notice terminating the Merger Agreement in accordance with Section 9.3 of the Merger Agreement. In connection with the termination of the Merger Agreement, the Company will pay to Parent the termination fee of $6.6 million required to be paid pursuant to the terms of the Merger Agreement.”

Item 4.	The Solicitation or Recommendation.

1.	Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Recommendation of the Company Board” to read as follows:

“Recommendation of the Company Board.

The Company Board, during a meeting held on August 23, 2016, determined (a) to withdraw its recommendation that the stockholders of the Company accept the Offer and tender their Company Shares pursuant to the Offer, and (b) to terminate the Merger Agreement in order to enter into the Mill Road Merger Agreement (as defined in “Item 4. Background and Reasons for the Company Board’s Recommendation”).

Accordingly, the Board does not recommend that the holders of the Company Shares accept the Offer and tender their Company Shares pursuant to the Offer.”

* * *

2.	Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer:”

“On August 23, 2016, Parent notified the Company that Parent did not intend to submit proposed changes to the terms of the Merger Agreement to the Company.

Later that day, the Strategic Transactions Committee met by telephone with management and representatives of PJSC and Latham. Following a summary of developments relating to Parent’s announcement that it would not be submitting a counterproposal to the August 17 Mill Road Proposal, representatives of Latham again reviewed with the Strategic Transactions Committee their fiduciary duties when considering the proposed transaction, and management and representatives of Latham reviewed the terms and conditions of the proposed merger agreement (the “Mill Road Merger Agreement”). The Strategic Transactions Committee discussed the terms of the August 17 Mill Road Proposal, including the proposed $0.25 premium relative to the Offer Price, as well as the relative timing of the proposed transactions with Parent and Mill Road, the potential risks associated with a delay in a proposed transaction with Mill Road relative to the current proposed transaction with Parent, the required payment of the $6.6 million termination fee to Parent under the Merger Agreement if the Company were to terminate the Merger Agreement to enter into a Superior Proposal and the terms of the equity and debt commitments presented by Mill Road as part of the August 17 Mill Road Proposal. The Strategic Transactions Committee also noted that Mill Road had indicated that it had obtained approval from its debt financing sources and it had delivered into escrow its signature pages to the proposed merger agreement. A representative of PJSC reviewed PJSC’s financial analysis of the August 17 Mill Road Proposal and then PJSC rendered to the Strategic Transactions Committee an oral opinion, confirmed by delivery of a written opinion dated August 23, 2016, to be delivered to the Company Board to the effect that, as of the date of such written opinion and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion as set forth in such written opinion, the $6.35 per share cash consideration to be paid to the Company’s stockholders (other than as specified in such written opinion) pursuant to the Mill Road Merger Agreement was fair, from a financial point of view, to such stockholders. After further deliberations, the Strategic Transactions Committee recommended that the Company Board adopt resolutions to (a) withdraw the Company Board’s recommendation that the stockholders of the Company accept the Offer and tender their Company Shares pursuant to the Offer, (b) terminate the Merger Agreement in order to enter into the Mill Road Merger Agreement, and pay the $6.6 million termination fee payable to Parent in connection therewith, (c) determine that the transactions contemplated by the Mill Road Merger Agreement are fair to and in the best interests of the Company and its stockholders, (d) approve the Mill Road Merger Agreement and the transactions contemplated thereby and (e) recommend that the stockholders of the Company accept the tender offer contemplated by the Mill Road Merger Agreement and tender their Company Shares pursuant to such tender offer.

Immediately following the meeting of the Strategic Transactions Committee, the Company Board, other than Messrs. Alden, Kearl and Warnock, who continued to recuse themselves, met by telephone with management and representatives of PJSC and Latham to review and discuss the same information covered in the meeting of the Strategic Transactions Committee immediately prior. PJSC delivered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 23, 2016, to the effect that, as of the date of such written opinion and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion as set forth in such written opinion, the $6.35 per share cash consideration to be paid to the Company’s stockholders (other than as specified in such written opinion) pursuant to the Mill Road Merger Agreement was fair, from a financial point of view, to such stockholders. The Company Board similarly considered the various reasons for and against approving the Mill Road Merger Agreement. The Company Board also considered the recommendations of the Strategic Transactions Committee. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Company Board, other than Mr. Darling, who recused himself from the vote, resolved to (a) withdraw the Company Board’s recommendation that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, (b) terminate the Merger Agreement in order to enter into the Mill Road Merger Agreement, and pay the $6.6 million termination fee payable to Parent in connection therewith, (c) determine that the transactions contemplated by the Mill Road Merger Agreement are fair to and in the best interests of the Company and its stockholders, (d) approve the Mill Road Merger Agreement and the transactions contemplated thereby and (e) recommend that the stockholders of the Company accept the tender offer contemplated by the Mill Road Merger Agreement and tender their Company Shares pursuant to such tender offer.

Later that day, the Company delivered a notice of termination of the Merger Agreement to Parent. The parties to the Mill Road Merger Agreement signed the Mill Road Merger Agreement immediately following the termination of the Merger Agreement. On August 24, 2016, the Company and Mill Road issued a joint press release announcing the termination of the Merger Agreement and entry into the Mill Road Merger Agreement. A copy of the press release is attached to this Schedule 14D-9 as Exhibit (a)(22) and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(22)	Joint Press Release, dated August 24, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 24, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
Name:	Patrick Grosso
Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: August 24, 2016